Exhibit 8.2

Internal Revenue Service

Index Number: 856.00-00, 562.03-00

Julianna Ingersoll
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue, 24th Floor
New York, NY 10154

Department of the Treasury
Washington, DC 20224

Third Party Communication: None
Date of Communication: Not Applicable

Person To Contact:
Roger E. Wade, ID No. 1000219715
Telephone Number:
(202) 622-6927
Refer Reply To:
CC:FIP:B01
PLR-141373-12
Date: JAN 16 2013

Legend

Trust	=	RREEF Property Trust, Inc. EIN 45-4478978
Advisor	=	RREEF America L.L.C.
OP	=	RREEF Property Operating Partnership, LP
State A	=	Maryland
State B	=	New York
State C	=	Pennsylvania
City A	=	New York
Date 1	=	December 31, 2011
a	=	57.4 billion
b	=	10
c	=	12
d	=	10,000,000
e	=	3
f	=	1/365th
g	=	0.50
h	=	1

PLR-141373-12 2 i = 6 1 = 25 k =2 Dear Ms. Ingersoll: This responds to a letter dated September 24, 2012, submitted on behalf of Trust. Trust requests rulings that: (1) differences in distributions on the two classes of shares of common stock attributable to different fee and class-specific fee allocations described below, including different performance fees determined through application of the same performance fee formula, will not result in such distributions being treated as preferential dividends within the meaning of section 562(c) of the Internal Revenue Code (“Code”), and, therefore, Trust will be entitled to deduct all dividends that it pays to its stockholders pursuant to sections 561(a) and 857, provided Trust otherwise meets the conditions of those sections, and (2) the adoption of the two classes of common stock with different fee and class-specific expense allocations described below will not affect the qualification of Trust as a real estate investment trust (“REIT”) under section 856. FACTS Trust was organized as a State A corporation. Trust maintains its principal place of business in. City A, State B. Trust uses an annual accounting period ending December 31 and the accrual method for maintaining its accounting books and filing its federal income tax return. Trust represents that it intends to elect to be treated as a REIT under section 856 for its taxable year ending December 31 of the year in which the escrow period for its public stock offering (described below) ends. Trust’s sponsor is Advisor. In addition, Trust is externally managed by Advisor. Advisor has been acquiring and managing real estate investments in the United States on behalf of institutional investors for years and has significant experience acquiring, managing, and exiting real property investments across all commercial real estate property types in the United States and through multiple real estate cycles. Advisor is one of the largest real estate investment managers globally with professionals in cities around the world and approximately $a in assets under management as of Date 1. To date, Trust does not own any real property and has only nominal assets acquired in connection with its organization. Trust represents that it intends to invest in a diversified portfolio of high quality, income-producing, commercial real estate located primarily throughout the United States, including, without limitation, office, industrial, retail, and multifamily properties. Trust represents further that it also intends to acquire common and preferred stock of publicly traded REITs and other real estate companies and debt backed principally by real estate, such as senior mortgage loans, subordinated mortgage loans, mezzanine loans, and commercial mortgage-backed securities. PLR-141373-12 3 Trust represents that it will seek geographic diversification of its property portfolio and for the properties underlying its investments in real estate-related assets principally in major metropolitan areas and secondary markets throughout the United States, with up to b percent of its portfolio based on net asset value (“NAV”) allocated to properties located outside of the United States. Trust represents that it believes that its diversified investment strategy will allow it to achieve reasonably predictable and stable current income, which will provide a principal source of return for investors, along with the potential for long-term capital appreciation in its NAV. An investment in Trust’s common stock is also intended to provide investors with exposure to a major asset class (commercial real estate) that typically has not been correlated with the stock market, has demonstrated less volatility than listed stocks over time, may serve as a potential hedge against inflation and provides diversification as part of an overall investment portfolio. Trust represents that it intends to own all of its assets through OP. Trust represents that it will be structured as a perpetual-life, nonlisted REIT. Subject to regulatory approval of its filings for additional offerings, Trust will sell shares of its common stock on a continuous basis and for an indefinite period of time. Trust’s common stock will not be listed for trading on a stock market or other trading exchange, but it expects to provide investors with limited liquidity through a redemption plan that will permit investors to request redemption of all or a portion of their shares on any business day at the daily NAV per share, subject to certain limitations. Public Stock Offering Trust filed a registration statement on Form S-11 (“Prospectus”) with the Securities and Exchange Commission to offer and sell to the public two classes of shares of common stock, Class A shares and Class B shares. The differences between the share classes relate to selling commissions and ongoing fees and expenses, which affect NAV per share of the different share classes and distributions on the different share classes. Class A shares are available to the general public. Class B shares are available for purchase only (1) through fee-based programs, also known as wrap accounts, of investment dealers, (2) through participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (5) by endowments, foundations, pension funds and other institutional investors, or (6) by Trust’s executive officers and directors and their immediate family members, as well as officers and employees of the Trust’s advisor/sponsor or other affiliates and their immediate family members, and, if approved by Trust’s board of directors, joint venture partners, consultants, and other service providers.

PLR-141373-12 4 During the escrow period, the per share purchase price for shares of each class of common stock will be $c, plus, for Class A shares only, applicable selling commissions. Trust will take purchase orders and hold investors’ funds in an interest- bearing escrow account until it receives purchase orders (excluding purchase orders received from State C investors) for at least $d, including shares purchased by its directors, officers and other affiliated persons and entities, in any combination of Class A and Class B shares of common stock and Trust’s board of directors has authorized the release of funds in the escrow account, at which time Trust will commence operations. After the close of the escrow period, each class of shares will be sold at the NAV per share for such class, plus, for Class A shares only, applicable selling commissions. Each class of shares may have a different NAV per share because certain fees and expenses differ with respect to each class. State A law permits a corporation to provide by its charter for one or more classes or series of stock. State A law also requires a corporation that chooses to divide its stock into classes to include in its articles of incorporation a description of each class including any preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. In its Charter, Trust is authorized to issue Class A Common Shares and Class B Common Shares, as well as preferred stock. The Charter, sometimes by cross- reference to the Prospectus, provides a description of the various terms and rights of the Class A shares and Class B shares in accordance with State A law. The separately designated Class A shares and Class B shares have class-specific voting rights, separate distribution rights that are a function of allocations of class-specific fees and expenses, and separate NAVs per share, which, again are a function of allocations of class-specific fees and expenses, and which result in different redemption and liquidation amounts. These differences are provided for in the Charter and are disclosed in the Prospectus. In general, the Charter states that each common share, without regard to class, is entitled to one vote on all matters on which common stockholders are entitled to vote. Any amendment to the Charter, however, that would materially and adversely change the preferences, rights, voting powers, or terms of a particular class of common shares must be approved by the holders of such class. Allocations of income and expense to each class of common stock are reflected in Net Asset Value per Class A Common Share, Net Asset Value per Class B Common Share and affect the amount of operating distributions, liquidating distributions, and redemption payments with respect to common stock of a particular class. Net Asset Value per Class A Common Share and Net Asset Value per Class B Common Share are defined in the Charter by reference to Trust’s Prospectus, as amended from time to time. The Prospectus explains the process of determining the net asset value of Trust and allocating changes in net asset value, as well as special allocations of distribution fees, dealer manager fees, advisory fees, and other class-specific expenses between Class A shares and Class B shares. PLR-141373-12 5 Pursuant to the Charter, distributions are to be made at the same time on Class A and Class B shares, and the per share amount of distributions is to be made in accordance with the Prospectus, as amended from time to time. The Prospectus explains that per share distributions on Class A shares and Class B shares are expected to differ because of the allocations of class-specific expenses. For example, allocations of distribution fees to Class A shares will reduce distributions with respect to Class A shares but will not affect distributions with respect to Class B shares. The Prospectus indicates that Trust intends to use the “record share method” for determining per share distributions. Pursuant to the Charter, liquidating distributions are to be made in accordance with Net Asset Value per Class A Common Share and Net Asset Value per Class B Common Share. Redemptions are also to be made at net asset value per share of the class of shares being redeemed. Class A Common Stock Class A shares will be identical to Class B shares in all respects except as follows: Class A shares will be subject to sales commissions (e percent to the extent not otherwise waived or reduced and paid directly by the stockholder in addition to the NAV for such shares). Class A shares are the only shares subject to a sales commission. Class A shares will be allocated distribution fees (daily accrual of f of g percent of the NAV of the Class A shares for such day). Class A shares are the only shares that are allocated a distribution fee. The fixed component of the advisory fee is allocated to all classes (daily accrual of f of h percent of the NAV of the share class for such day). The performance component is determined with respect to each class applying the same formula, that is, if the total return for a particular class for a particular year exceeds | percent, Advisor will be paid j percent of such excess return, provided that in no event will the performance component exceed b percent of the aggregate total return allocable to such class for such year. Because of different NAVs per share and different expense allocations, the performance component of the advisory fee could be payable with respect to one class but not the other. The distributions payable to holders of Class A shares and Class B shares will be calculated, declared, and distributed at the same time and will differ only by reason of the special allocation of the distribution fees to the Class A shares, disproportionate allocations of any specifically identified class-specific expenses, and the possibility that the foregoing class-specific allocations may produce different performance fees (even though calculated on the same formula), and differences attributable to different NAVs of each class. PLR-141373-12 6 Liquidating distributions with respect to Class A shares are equal to the Net Asset Value per Class A Common Share, as defined in Trust’s Charter. Subject to certain limitations, the share redemption plan is intended to allow holders of Class A shares to request that Trust redeem their shares. Such shares would be repurchased at the Net Asset Value per Class A Common Share (subject to a k percent short-term discount for shares purchased within one year of their purchase). Any amendment to the Charter, however, that would materially and adversely change the preferences, rights voting powers or terms of the holders of Class A shares must be approved by the Class A stockholders voting as a class. Class B Common Stock Class B shares will be identical to Class A shares in all respects except as follows: No selling commissions will be charged with respect to Class B shares. Because investors in Class B shares generally pay asset-based fees to their financial advisors in lieu of commissions, it would not be appropriate to charge commissions with respect to Class B shares. No distribution fees will be paid with respect to, or allocated to, Class B shares. Because investors in Class B shares generally pay asset-based fees to their financial advisors in lieu of commissions, it would not be appropriate to allocate distribution fees that represent deferred commissions paid to holders of Class B shares. The fixed component of the advisory fee is allocated to all classes (daily accrual of {of h percent of the NAV of the share class for such day). The performance component is determined with respect to each class applying the same formula, that is, if the total return for a particular class for a particular year exceeds i percent, Advisor will be paid j percent of such excess return, provided that in no event will the performance component exceed b percent of the aggregate total return allocable to such class for such year. Because of different NAVs per share and different expense allocations, the performance component of the advisory fee could be payable with respect to one class but not the other. The distributions payable to holders of Class A shares and Class B shares will be calculated, declared and distributed at the same time and will differ only by reason of the special allocation of the distribution fees to the Class A shares, disproportionate allocations of any specifically identified class-specific expenses, and the possibility that the foregoing class-specific allocations may produce different performance fees (even though calculated on the same formula), and differences attributable to different NAVs of each class. Liquidating distributions with respect to Class B shares are equal to the Net Asset Value per Class B Common Share, as defined in Trust’s Charter. PLR-141373-12 7 Subject to certain limitations, the share redemption plan is intended to allow holders of Class B shares to request that Trust redeem their shares. Such shares would be redeemed at the Net Asset Value per Class B Common Share (subject to a k percent short-term discount for shares redeemed within one year of their purchase). Any amendment to the Charter, however, that would materially and adversely change the preferences, rights, voting powers, or terms of the holders of Class B shares must be approved by the Class B stockholders voting as a class. Each share class may be allocated a different share of fees and expenses (such as transfer agent fees and any other class-specific fees and expenses disclosed in a supplement or amendment to the Prospectus and incorporated into the Charter by reference) that are actually incurred in different amounts for each class of shares, but there will be no class-specific fees and expenses related to the management of Trust’s assets (for example, advisory fees or custodial fees). LAW AND ANALYSIS Section 857(a)(1) of the Code requires, in part, that a REIT’s deduction for dividends paid for a tax year (as defined in section 561, but determined without regard to capital gains dividends) equal or exceed 90% of its REIT taxable income for the tax year (determined without regard to the deduction for dividends paid and by excluding any net capital gain). Section 561(a) defines the deduction for dividends paid, for purposes of section to include dividends paid during the taxable year. Section 561(b) applies the rules of section 562 for determining which dividends are eligible for the deduction for dividends paid under section 561(a). Section 562(c) provides that the amount of any distribution will not be considered as a dividend for purposes of computing the dividends paid deduction under section 561 unless the distribution is pro rata. The distribution must not prefer any shares of stock of a class over other shares of stock of that same class. The distribution must not prefer one class of stock over another class except to the extent that one class is entitled (without reference to waivers of their rights by stockholders) to that preference. Section 1.562-2 of the Income Tax Regulations provides that a corporation will not be entitled to a deduction for dividends paid with respect to any distribution upon a class of stock if there is distributed to any shareholder of such class (in proportion to the number of shares held by him) more or less than his pro rata part of the distribution as compared with the distribution made to any other shareholder of the same class. Nor will a corporation be entitled to a deduction for dividends paid in the case of any distribution upon a class of stock if there is distributed upon such class of stock more or less than the amount to which it is entitled as compared with any other class of stock. A preference exists if any rights to preference inherent in any class of stock are violated. The disallowance, where any preference in fact exists, extends to the entire amount of the distribution and not merely to a part of such distribution. PLR-141373-12 8 CONCLUSION Accordingly, based on the above facts and circumstances, we conclude that the differences in distributions on the two classes of shares of common stock attributable to different fee and class-specific expense allocations, including different performance fees determined through application of the same performance fee formula, will not result in such distributions being treated as preferential dividends within the meaning of section 562(c), and, therefore, Trust will be entitled to deduct all dividends that it pays to its stockholders pursuant to sections 561(a) and 857, provided that Trust otherwise meets the conditions of those sections. Furthermore, Trust’s adoption of the two classes of common stock with different fee and class-specific expense allocations described above will not affect the qualification of Trust as a REIT under section 856. Except as specifically ruled upon above, no opinion is expressed concerning any federal income tax consequences relating to the facts herein under any other provision of the Code. Specifically, we do not rule whether Trust otherwise qualifies as a REIT under part II of subchapter M of Chapter 1 of the Code. Furthermore, no opinion is expressed concerning the accuracy of the NAV of Trust’s stock for purposes of subchapter M. This ruling is directed only to the taxpayer requesting it. Taxpayer should attach a copy of this ruling to each tax return to which it applies. Section 6110(k)(3) of the Code provides that this ruling may not be used or cited as precedent.

PLR-141373-12 9 In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative. Sincerely, Diana Imholtz Branch Chief, Branch 1 Office of Associate Chief Counsel (Financial Institutions & Products) Enclosures (2): Copy of this letter Copy for section 6110 purposes